

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2018

Raleigh Siu Lau
President and Chief Executive Officer
SGOCO Group, Ltd.
Unit 1614, North Tower, Concordia Plaza
No. 1 Science Museum Road, Tsim Sha Tsui East
Kowloon, Hong Kong

> **Re: SGOCO Group, Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 29, 2018**
> **File No. 333-225977**
> **Response dated July 18, 2018**

Dear Mr. Lau:

We have reviewed your July 18, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2018 letter.

Form F-1 filed June 29, 2018

Financial Statements for the Years Ended December 31, 2017
Note 9 - Acquisition of a subsidiary and deposits paid for acquisition of subsidiaries
(c) Acquisition of Century Skyway, page 111

1.   We note your response to our comment. Please include, or incorporate by reference, the

audited financial statements of Century Skyway and pro forma financial information reflecting the acquisition in your next amendment. Also include a consent from Century Skyway's auditor to include its audit report in the filing.

 You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.


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